Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

HARVEST NATURAL RESOURCES, INC.

The undersigned, Keith L. Head, certifies that he is the Vice President, General Counsel and Corporate Secretary of Harvest Natural Resources, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), and does hereby further certify as follows:

1. The name of the Corporation is Harvest Natural Resources, Inc.

2. The Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on May 20, 2002; a Certificate of Correction of the Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on August 9, 2002; a Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on September 18, 2015; a Certificate of Designations of Preferred Stock, Series C of the Corporation was filed with the Secretary of State of Delaware on June 19, 2015; and a Certificate of Elimination of Preferred Stock, Series C of the Corporation was filed with the Secretary of State of Delaware on February 19, 2016 (as amended, the “Certificate of Incorporation”).

3. This Certificate of Amendment has been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware and approval by the stockholders of the Company was obtained at the annual meeting of stockholders held on September 15, 2016.

4. The first sentence of Article 4 of the Certificate of Incorporation is hereby deleted in its entirety and is hereby replaced with the following:

“4. The total number of shares of stock that the corporation shall have authority to issue is:

A. Common Stock. Thirty-seven million, five hundred thousand (37,500,000) shares, par value $0.01 per share; and

B. Preferred Stock. Five million (5,000,000) shares, par value $0.01 per share.

Upon the filing and effectiveness (the “Effective Time”) pursuant to the DGCL of this Certificate of Amendment of Amended and Restated Certificate of Incorporation, without further action of any kind on the part of the Corporation or its stockholders, every four shares of Common Stock outstanding or held by the Corporation in its treasury shall be combined, changed and reclassified into one validly issued, fully paid and non-assessable share of Common Stock, without any other change in the powers, preferences and rights or qualifications, limitations or restrictions thereof. There shall be no fractional shares issued as a result of such combination, change and reclassification, and a holder of record of Common Stock at the Effective Time who would otherwise be entitled to a fraction of a share shall, in lieu thereof, be entitled to receive one full share of Common Stock. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (the “Old Certificates”) shall at and after the Effective Time confer no right upon the holders thereof other than the right to exchange it for a certificate representing that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificates shall have been combined, changed and reclassified, subject to the adjustment for fractional share interests as described above, pursuant to the provisions hereof.”

5. The amendment set forth in Section 4 above shall be effective as of 5:00 pm Eastern Time on November 3, 2016.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Amendment on this 3rd day of November, 2016.

HARVEST NATURAL RESOURCES, INC.

By:	/s/ Keith L. Head
Name:	Keith L. Head
Title:	Vice President, General Counsel
and Corporate Secretary